Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

March 30, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Aslynn Hogue

Re:	NXP Semiconductors N.V. Registration Statement on Form F-1 Registration File No. 333-172713

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of NXP Semiconductors N.V. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 p.m. EST on March 30, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated March 28, 2011:

(i)	Dates of distribution: March 28, 2011 through the date hereof
(ii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 10
(iii)	Total Number of preliminary prospectuses distributed: approximately 4950
(iv)	Thereof to individuals: approximately 2360
(v)	Thereof to institutions: approximately 875
(vi)	Thereof to others: approximately 1715

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. INCORPORATED Acting severally on behalf of themselves and the several Underwriters

Credit Suisse Securities (USA) LLC
By:	/s/ Jeremiah Hux

	Name:	Jeremiah Hux
	Title:	Director

Goldman, Sachs & Co.
By:	/s/ Goldman, Sachs & Co.

(Goldman, Sachs & Co.)

Morgan Stanley & Co. Incorporated
By:	/s/ Lauren E. Cummings

	Name:	Lauren E. Cummings
	Title:	Vice President